N E W S R E L E A S E

June 17, 2016

Nevsun Resources and Reservoir Minerals Receive Shareholder Approval
For Business Combination

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to announce that both Nevsun and Reservoir Minerals Inc. (“Reservoir”) shareholders have voted in favour of the respective resolutions necessary to approve the plan of arrangement announced April 24, 2016 and amended on June 16, 2016 (“Arrangement”) pursuant to which Reservoir will become a wholly-owned subsidiary of Nevsun.

The Arrangement is expected to close on or about June 23, 2016, subject to applicable regulatory approvals and satisfaction of other customary conditions.

Nevsun Approval for Issuance of Common Shares

The special resolution approving the issuance of the Nevsun common shares to Reservoir Minerals in connection with the Arrangement was approved with 98.95% of votes cast voting in favour.

Reservoir Approval of Arrangement

The special resolution approving the Arrangement was approved by: (i) 68.24% of the votes cast by Reservoir shareholders present in person or represented by proxy at the meeting; (ii) 69.15% of the votes cast by Reservoir shareholders and option holders voting as a single class present in person or represented by proxy at the meeting; and (iii) 66.56% of the votes cast by “minority” Reservoir shareholders.

“This transaction diversifies Nevsun’s asset base, putting our cash balance to work in a strategic and high return investment that will deliver significant value to our shareholders,” said Mr. Cliff Davis, Nevsun’s President and Chief Executive Officer. “With ongoing cash flow generation from our Bisha mine, we have the financial strength and proven technical ability to move the high grade Timok copper-gold project forward in a timely manner. We look forward to working with all stakeholders to bring the project into production.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward-Looking Statements

This news release includes information that constitutes “forward-looking information” or “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. More particularly, this news release contains statements concerning expectations regarding the timing and successful completion of the Arrangement, the receipt of all necessary regulatory and court approvals to give effect to the Arrangement, the timing of closing of the Arrangement and other statements, expectations, beliefs, goals, objectives, assumptions and information about possible future events, conditions, results of operations or performance. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and Nevsun’s business can be found in Nevsun’s Annual Information Form for the year ended December 31, 2015, which is available on Nevsun’s website (www.nevsun.com), filed under Nevsun’s profiled on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F. Further information concerning risks and uncertainties associated with the forward-looking statements related to Reservoir and its business can be found in Reservoir’s Management Discussion and Analysis for the year ended November 30, 2015, which is available on the Company’s website (www.reservoirminerals.com) and filed under Reservoir’s profile on SEDAR (www.sedar.com).

Neither the TSX Venture Exchange, Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

NEVSUN RESOURCES LTD. “Cliff Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Scott Trebilcock Tel: +1 604 623-4700 Email: strebilcock@nevsun.com Website: www.nevsun.com